UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6) (1)

BALLISTIC RECOVERY SYSTEMS, INC.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

058659 10 3

(CUSIP Number)

Darrel Dean Brandt

8603 West First Street

Cedar Falls, IA 56013

Phone: (319) 266-7930

With a copy to:

Douglas T. Holod, Esq.

Maslon Edelman Borman & Brand, LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

(612) 672-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 058659 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Darrel Dean Brandt

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,077,430

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,077,430

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,077,430

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.4% (based upon 10,161,326 shares outstanding as of 1/23/07 as reported by the Issuer)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock, $.01 par value, of Ballistic Recovery Systems, Inc., a Minnesota corporation ("BRS"). The address of BRS's principal executive offices is 300 Airport Road, South St. Paul, MN 55075.

Item 2.	Identity and Background

(a)-(c)This Schedule 13D is being filed by Darrel Dean Brandt. Mr. Brandt's address is 8603 West First Street, Cedar Falls, IA 56013.  Mr. Brandt is an independent investor and a director of the Issuer.

(d)-(e) During the last five years, Mr. Brandt has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Brandt is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
The shares of BRS Common Stock subject to this Statement are held by the Reporting Person solely for investment purposes.
The Reporting Person has no current plans or proposals which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
a.	2,077,430 shares of Common Stock $.01 par value of BRS (includes 30,000 shares issuable upon exercise of currently exercisable options and 951,000 shares held in the D. Brandt IRA)
b.	Number of shares as to which such person has:

(i)      Sole power to vote or to direct the vote:  2,077,430

(ii)     Shared power to vote or to direct the vote:  0

(iii)    Sole power to dispose or to direct the disposition of: 2,077,430

(iv)     shared power to dispose or to direct the disposition of:  0

c.	TRANSACTIONS WITHIN THE LAST 60 DAYS
The Reporting Person has had no transactions in the last 60 days.
d.	Not applicable.
e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the given or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2007
Date
/s/ Darrel Dean Brandt
Signature
Darrel Dean Brandt
Name/Title